Exhibit 8.1

LLOYDS TSB GROUP STRUCTURE

The following is a list of the principal subsidiaries of Lloyds TSB Group plc at 31 December 2004. The audited consolidated accounts of Lloyds TSB Group plc for the year ended 31 December 2004 include the audited accounts of each of these companies.

Name of subsidiary undertakings	Country of registration/ Incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
Lloyds TSB Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Cheltenham & Gloucester plc	England	100%*	Mortgage lending and retail investments	Barnett Way Gloucester GL4 3RL
Lloyds TSB Commercial Finance Limited	England	100%*	Credit factoring	Beaumont House Beaumont Road, Banbury Oxfordshire OX16 7RN
Lloyds TSB Leasing Limited	England	100%*	Financial leasing	25 Gresham Street London EC2V 7HN
Lloyds TSB Private Banking Limited	England	100%*	Private banking	25 Gresham Street London EC2V 7HN
The Agricultural Mortgage Corporation PLC	England	100%*	Long-term agricultural finance	Charlton Place Charlton Road Andover Hampshire SP10 1RE
Lloyds TSB Bank Offshore Limited	Jersey	100%*	Banking and financial services	25 New Street St Helier Jersey JE4 8RG
Lloyds TSB Scotland plc	Scotland	100%*	Banking and financial services	Henry Duncan House 120 George Street Edinburgh EH2 4LH
Lloyds TSB General Insurance Limited	England	100%*	General insurance	25 Gresham Street London EC2V 7HN
Scottish Widows Investment Partnership Group Limited	England	100%*	Investment management	10 Fleet Place London EC4M 7RH
Lloyds TSB Insurance Services Limited	England	100%*	Insurance broking	25 Gresham Street London EC2V 7HN
Lloyds TSB Asset Finance Division Limited	England	100%*	Consumer credit, leasing and related services	25 Gresham Street London EC2V 7HN
Black Horse Limited	England	100%*	Consumer credit, leasing and related services	25 Gresham Street London EC2V 7HN
Scottish Widows plc	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF
Scottish Widows Annuities Limited	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF

* Indirect interest